CERTIFICATE OF AUTHOR

BRUCE M. DAVIS, FAUSIMM
BD Resource Consulting, Inc.
4253 Cheyenne Drive, Larkspur, CO 80118 USA
Telephone: 303-694-6546       Mobile: 303-916-5421
Email: bdavis@avantimining.com

I, Bruce Davis, FAusIMM, do hereby certify that:

1.	I am an independent consultant of:

BD Resource Consulting, Inc.
4253 Cheyenne Drive
Larkspur, CO 80118 USA

2.	I graduated with a Doctor of Philosophy degree from the University of Wyoming in 1978.

3.	I am a fellow of the Australasian Institute of Mining and Metallurgy, Registration Number 2111185.

4.

I have practiced my profession continuously for 33 years and have been involved in geostatistical studies, mineral resource and reserve estimations and feasibility studies on numerous underground and open pit base metal and gold deposits in Canada, the United States, Central and South America, Europe, Asia, Africa and Australia.

5.

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43- 101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.

I am responsible for the preparation of the technical report titled, NI 43-101 Technical Report, Resource Estimation – Ruby Creek Zone, Bornite Deposit, Upper Kobuk Mineral Project, Northwest Alaska, with an effective date of July 18, 2012 (the “Technical Report”) relating to the Upper Kobuk Mineral Project.

7.	I personally visited the Upper Kobuk Mineral Project on July 26th and July 27th, 2011.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.

As of as of the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.5 of NI 43-101.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 28th day of August 2012.

/s/ Bruce Davis
Bruce M. Davis, FAusIMM